

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2023

Kirk P. Taylor
Chief Financial Officer
American Resources Corporation
12115 Visionary Way
Fishers, IN 46038

> **Re: American Resources Corporation**
> **Amendment to Form 10-K for the fiscal year ended**
> **December 31, 2021**
> **File No. 001-38816**

Dear Kirk P. Taylor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation